June 8th 2014

The Maryjane Group, Inc.
% Joel Schneider, CEO

RE: 60 Day Notice of Resignation as Chief Operating Officer

I want to begin by thanking you for the opportunity to experience the Public position of Chief Operating Officer for the Maryjane Group. It has been an incredible few months working with you. We have had our ups and downs but we have both always shared a passion for the cannabis industry, that is why we clicked so well back in February. I believe you will do great things for The Maryjane Group and this industry we both love.

As of today, June 8th 2014 I hereby submit my 60 resignation notice to The Maryjane Group, Inc. I will always be an advocate for you and this entity you are building. You can always count on me to support your efforts publicly as a friend.

In my next 60 days I will continue to work toward the same goals we have set and to help transition the next COO.

Sincerely,

Jose Ramirez

June 8. 2014

SELENA L. SALAZAR
Notary Public
State of Colorado
My Commission Expires 9-16-2017